BitFuFu Inc.

7 Temasek Boulevard

Suntec Tower 1, #11-01

Singapore 038987

Tel: +65 6252 7569

November 24, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Re:	BitFuFu Inc.
Registration Statement on Form F-3 (File No. 333-291353)
Acceleration Request

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Act”), BitFuFu Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement becomes effective at, 4 p.m. Eastern Time on November 26, 2025, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, DLA Piper.

Very truly yours,

BitFuFu Inc.

By:	/s/ Leo Lu
Name:	Leo Lu
Title:	Chief Executive Officer and Chairman of the Board of Directors